

SEC   19010964

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

AUG 19 2019

Washington, DC

SEC FILE NUMBER
8- 24054

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/18 AND ENDING 6/30/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Selkirk Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Wall Street, Suite 402

(No. and Street)

Spokane	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Clark   509-777-2900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel

(Name – if individual, state last, first, middle name)

422 W. Riverside, Suite 1420	Spokane	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Robert B. Clark _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Selkirk Investments, Inc. _____, as of June 30 _____, 20 19 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DARCY A. SKHOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
of Selkirk Investments, Inc.
222 N. Wall, Suite 402
Spokane, Washington 99201

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Selkirk Investments, Inc. (a Washington corporation) as of June 30, 2019, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Selkirk Investments, Inc.'s management. Our responsibility is to express an opinion on Selkirk Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Selkirk Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Selkirk Investments, Inc.'s financial statements. The supplemental information is the responsibility of Selkirk Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

We have served as Selkirk Investments, Inc.'s auditor since 2018.
Spokane, Washington
July 31, 2019

SELKIRK INVESTMENTS, INC.
Statement of Financial Position
June 30, 2019

ASSETS

Cash	$	80,871
Deposits with clearing broker		50,500
Deposits with CRD		60
Accounts receivable		1,425
Employee advances & notes		49,552
Restricted funds		35,000
Restricted funds in excess of FINRA Requirements		100
Total Assets	$	217,508

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	53,743
Accrued vacation & sick		10,228
Accrued payroll taxes		3,855
Estimated Federal income taxes		5,766
Note payable		8,438
Restricted funds		35,000
Restricted funds in excess of FINRA requirements		100
Total Current Liabilities		117,130

STOCKHOLDERS' EQUITY

Capital stock - no par value, 200,000 shares authorized; 115,000 shares issued and outstanding		30,000
Paid-in capital		385,540
Accumulated deficit		(315,162)
Total Stockholders' Equity		100,378
Total Liabilities and Stockholders' Equity	$	217,508

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Comprehensive Income
Year Ended June 30, 2019

REVENUES

Commissions	$	533,805
Miscellaneous		1,002
Interest		2,594
Total Revenue		537,401

EXPENSES

Commissions	$	256,042
Employee compensation and benefits		132,502
Occupancy and equipment rental		44,762
Taxes		30,178
Communications		3,094
Restitution		4,132
Other operating expenses		50,328
Total Expenses		521,038

PROFIT BEFORE TAXES	$	16,363
FEDERAL INCOME TAXES		1,921
NET PROFIT	$	18,284
Gain per share, basic and diluted	$	0.16
Weighted average common shares outstanding, basic and diluted		115,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2019

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (333,446)	$ 82,094
ADD (DEDUCT):				
Net Profit	-	-	18,284	18,284
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (315,162)	$ 100,378

The accompanying notes are an integral part of these financial statements.

Selkirk Investments, Inc.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
June 30, 2019

Balance, beginning of period - July 1, 2018:	$	35,000
Increases		
(Decreases)		
Balance, end of period - June 30, 2019:	$	35,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Cash Flows
Year Ended June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	18,284
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Debt financed fines		
Decrease (increase) in assets:		
Accounts receivable		(458)
Employee advances		(1,498)
Deposit account with clearing broker		(367)
Deposit with CRD		55
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities		(567)
Net cash provided by operating activities		15,449

CASH FLOWS FROM FINANCING ACTIVITIES:

Principal payment on note payable		(11,287)
Exemption of additional secure note deposit CD		1,900

NET INCREASE IN CASH		6,062
CASH, BEGINNING OF YEAR		74,809
CASH, END OF YEAR	$	80,871

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Interest expense paid	$	2,909
Income taxes paid	$	0

The accompanying notes are an integral part of these financial statements.

6

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2019

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. ("Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results could differ from those estimates.

Compensated Absences
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. At June 30, 2019, a total of $10,228 had been accrued for future compensated absences.

The accompanying notes are an integral part of these financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Instruments
The Company follows the guidance of ASC Topic 815 Derivatives and Hedging. This standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. It also requires disclosures about the entity's derivative and hedging activities.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes.

At June 30, 2019, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Furniture and Equipment
Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $40 per month. The operating lease is updated annually.

Earnings (losses) per share
Basic and diluted earnings (losses) per share are presented in accordance with FASB ASC Topic 260 – Earnings per Share and are calculated on the basis of the weighted average number of common shares outstanding during the period. Basic earnings per share includes no dilution and is computed by dividing net income available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share calculations include the dilutive effect of common stock equivalents in years with net income. Basic and diluted earnings per share, $.16 as of June 30, 2019, are the same due to the absence of common stock equivalents.

Revenue Recognition and Related Expenses
Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions on a settlement date basis. Total commission expense

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition and Related Expenses (continued)
recorded for the year ended June 30, 2019 was $256,042 which includes all commissions paid to the Company's securities representatives.

Receivables
Receivables consist of commissions due from insurance brokers and mutual funds. Management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses, of which there were none.

Income Taxes
Federal income taxes are calculated in accordance with ASC Topic 740 – *Income Taxes* and have been computed at statutory rates. See Note 4. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

Fair Value of Financial Instruments
The Company's financial instruments as defined by Topic 820 – Fair Value Measurements and Disclosures include cash, accounts receivable, accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at June 30, 2019.

Anti-Money Laundering
The Company has adopted anti-money laundering policies in compliance with the 2001 US Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting for compliance with the Company policy.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

On July 1, 2018, the company adopted ASU 2014-09, Revenue from Contract with customers, and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within it scope and revises when it is appropriate to recognize a gain or loss from the transfer of any nonfinancial assets. The Company's key revenue sources that are affected by ASC 606 are brokerage commissions. Such commissions are generated when the Company buys and sells on behalf of its customers. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contraction with a counterparty and confirms the trade with the customer).

The accompanying notes are an integral part of these financial statements.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS (continued)

The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified and the risks and rewards of ownership have been transferred to/from the customer. Because of this, the adoption of ASC 606 does not have a significant impact on the Company's financial statements for the year ended June 30, 2019.

NOTE 4 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio aggregated indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). At June 30, 2019, Selkirk had net capital of $85,566 which is $35,566 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was 95.98 to 1. Selkirk is exempt from SEC Rule 15c3-3 because it does not carry security accounts for customers or perform custodial functions relating to customers securities.

NOTE 5 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with ASC Topic 740 *Income Taxes* and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis. All taxes are filed under Washington State tax jurisdiction along with all federal taxes. Subsequently the last three years of tax returns dating back to 2015 are open for examination.

The current tax provision shown on the Company's statement of income represents the federal income tax the Company would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and ASC Topic 980 Regulated Operations, the Company has a tax liability for the fiscal year end June 30, 2019 of $5,766 from the current year's estimated taxable income.

The company is subject to audit or examination by various regulatory jurisdictions, as of report date, there were no audits or examinations in progress. With few exceptions, as of December 31, 2018, the consolidated calendar year tax return is no longer open to audit or examination for the calendar years prior to December 31, 2015.

The accompanying notes are an integral part of these financial statements.

10

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2019

NOTE 6 - RELATED-PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 8. During the period ended June 30, 2019, lease payments totaled $522.

As of June 30, 2019 the following was owed to Selkirk:

Officer advances:	$3,710
Notes receivable from Officer: Unsecured note receivable, payable in one single installment of principal and interest at 6% per annum, on or before June 17, 2022:	$45,842

As of June 30, 2019, Selkirk owed the parent corporation $5,766 for prior period tax benefits under the consolidated tax filing.

As of June 30, 2019, Selkirk owed $20,000 to an officer of the Company under a secured demand note agreement, which is collaterized by a demand deposit in the same amount. Interest is payable to the officer at 5% annually. Through the end of the period, total interest accrued and owed to the officer amounted to $11 and the total interest paid to the officer was $1000. The borrowings under the subordination agreement originally dated June 26, 2014, was automatically extended to June 26, 2020, and secured by restricted funds held (see Note 7).

As of June 30, 2018, Selkirk owed $15,000 to an officer of the Company under a subordinated loan agreement, which is collaterized by a demand deposit in the same amount. Interest is payable to the officer at 5% annually. Through the end of the period, total interest accrued and owed to the officer amounted to $125 and the total interest paid to the officer was $750. The borrowings under the subordinated agreement originally were dated February 9, 2018, was automatically extended to February 9, 2021 and secured by restricted funds held (see Note 7).

The secured demand note and subordinated loan agreement are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's uniform net capital rule.

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2019

NOTE 7 – RESTRICTED FUNDS

Total restricted funds of $35,000 represents the following:

> $20,100 deposited with Wheatland Bank and owed to an officer of the Company, with $20,000 serving as secured demand note associated with FINRA capital requirements (see Note 6) and the remaining $100 held in excess of the FINRA Requirements.

> $15,000 deposited with Hilltop Securities serving as secured demand note associated with FINRA Capital requirements (see Note 6).

NOTE 8 – OPERATING LEASE AGREEMENTS

Selkirk leases office space, furniture and fixtures, a postage machine, computer and a copier under the terms of operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2019 were $38,901, $522, $652, $2,871 and $1,815 respectively.

A five year lease for office space was agreed upon on July 23, 2014, which calls for monthly payments of $3,170 and expires on August 31, 2019.

The lease for furniture and fixtures is an annual lease, which currently calls for a monthly payment of $ 40, and is in effect until November, 2019.

The Company acquired a postage machine, which called for quarterly payments of $150 and was in effect until May of 2011 and has been on a quarterly payment since then.

The lease for computer equipment, calls for monthly payments of $220 which is in effect until September, 2018 and has been on a monthly basis since then.

The company leased a copier with monthly payments of $125 which is in effect until August, 2019 but has signed a new lease for payments of $199, as of June 30, 2019.

The lease commitments for the subsequent fiscal years ending June 30 are as follows:

2020	$8,780
2021	$2,388
2022	$2,388

The accompanying notes are an integral part of these financial statements.

NOTE 9 – SHORT TERM DEBT

Note payable to FINRA, payable in monthly payments of $1,035, including interest of 7.75%, with a maturity date of March 22, 2020. The current maturity of the note is $8,438 due by fiscal year ended June 30, 2020.

NOTE 10 – HILLTOP DEPOSIT ACCOUNT

The company maintains a deposit account with Hilltop Securities for the purpose of guaranteeing funds available for trading activity. The balance at June 30, 2019 in this account is $50,500.

NOTE 11 – CENTRAL REGISTRATION DEPOSITORY ACCOUNT

Selkirk Investments, Inc. maintains a central registration depository account (CRD) account which is used to settle fees charged to the Company by FINRA. The company is required to maintain a positive balance in this account. As of June 30, 2019, the CRD account had a balance of $60.

NOTE 12 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of financial condition of the Company as of June 30, 2019 is available for examination and copying at Selkirk's offices and at the Los Angeles, California, Pacific Regional Office of the Commission.

NOTE 13 – MATERIAL EVENTS

In April, 2019, the Company agreed to settle certain findings involving FINRA Rules 5310 and 2010. Without admitting or denying the findings, the Company agreed to pay $4,132 in restitution to the affected customers.

NOTE 14 – SUBSEQUENT EVENTS

As of July 31, 2019, the date the financial statements were available to be issued, management has evaluated events occurring subsequent to the date of the financial statements and the only events that would require disclosure in these financial statements are the following:

The accompanying notes are an integral part of these financial statements.

NOTE 14 – SUBSEQUENT EVENTS (continued)

Selkirk entered into a new three year copier lease on 7/9/19 calling for payments of $199 a month starting on 8/12/19 with the expiration of the old lease. These payments have been calculated in the lease commitment figures. (See Note 8)



DARCY A. SKHOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Selkirk Investments, Inc.
Spokane, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Selkirk Investments, Inc., and the SIPC, solely to assist you and the SIPC in evaluating Selkirk Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019, Selkirk Investments, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2019, as applicable, with the amounts in Form SIPC-7 for the year ended June 30, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
July 31, 2019



DARCY A. SKHOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509·747·2158
FAX 509·458·2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT

Board of Directors and Shareholders
of Selkirk Investments, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report - Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers" and Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Selkirk Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Selkirk Investments, Inc. claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Selkirk Investments, Inc. stated that Selkirk Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Selkirk Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Selkirk Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
July 31, 2019

Selkirk Investments, Inc. Exemption Report
Schedule of Computation of Reserve Requirement of "Special Reserve Bank Account for Exclusive Benefit of Customers" and Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2019

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Selkirk Investments, Inc. is a broker/dealer registered with the SEC and FINRA.
- Selkirk Investments, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended June 30, 2019.
- Selkirk Investments, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducting broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requiremnts of Rule 17 a-3 and Rule 17 a-4, as are customarily made and kept by a clearing broker or dealer.

- Selkirk Investments, Inc. has met the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of July 1, 2018 through June 30, 2019 without exeption.

The above statements are true and correct to the best of my and the Firm's knowledge.

Robert B. Clark
President

SELKIRK INVESTMENTS, INC.
Computation of Net Capital Under Rule 15 C3-1
June 30, 2019

NET CAPITAL:

Total stockholders' equity	$	100,378
Liabilities subordinated to claims of general creditors allowable		35,000
Non-allowable receivable		(49,712)
Haircut on subordinated securities borrowings		(100)
NET CAPITAL AT JUNE 30, 2019	$	85,566

AGGREGATE INDEBTEDNESS:

Total liabilities	$	82,131
TOTAL AGGREGATE INDEBTEDNESS	$	82,131

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Net capital	$	85,566
Less: minimum net capital required		(50,000)
Net capital in excess of minimum requirement	$	35,566

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	95.98

The accompanying notes are an integral part of these financial statements.

Selkirk Investments, Inc.
Reconciliation of Computation of Aggregate Indebtedness and Net Capital with that of the Registrant as Filed in Part II of Form X-17A-5
June 30, 2019

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness as reported by registrant	89,818
Net audit adjustments:	(7,687)
Aggregate indebtedness as computed on page 18	$82,131

NET CAPITAL:

Net capital as reported by registrant	77,879
Net audit adjustments:	7,687
Net capital as computed on page 18	$85,566
Debt to Equity	3.69%

The accompanying notes are an integral part of these financial statements.